UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 2, 2024

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

Press Release

For us at Bradesco, the year of 2024 is one of transition and transformation. We started implementing the strategic plan that accelerates and deepens changes in the bank, while the operation gained traction at the same time. The trends of the fall in delinquency and acceleration of credit origination observed in the past quarters, remained the same. The loan portfolio rose in 1Q24 after declining in 2023. At the beginning of the year, there was expansion in all segments. The quality of the new vintages is good, and the delinquency of the portfolio is falling, which results in a trend to normalize the cost of risk. We accelerated the adjustment of our physical network, while continuing to invest in digital channels. Improving the way of serving and clients' experience will gradually increase efficiency and profitability, keeping us close to our clients. The transformation office was implemented and is now in full operation. The main benefit of this transformation will be seen in the operating indexes, in profitability recovery and in the bank's evolution, so that it has greater agility and efficiency in a sustainable way.

The recurring net income was R$4.2 billion in 1Q24, implying an ROAE of 10.2%, which was driven by lower ALL expenses, controlled operating expenses and income from insurance operations, but still pressured by the client NII. The efficiency ratio improved 2.3 p.p. in the quarter compared to 4Q23.

We believe that the loan portfolio reached a turning point this quarter. After declining in 2023, it started an increase trajectory that is predicted to last. In retail individuals segment, we generated more loans in 1Q24 than we did in the pre-pandemic period, reinforcing our strategy of increasing the market share in the segment and our connection with these clients. We had an acceleration in Micro and Small sized Enterprises, but we still have a long way to go until we normalize the origination in this segment.

The most recent loan vintages continue to show significant improvement in quality, even with the acceleration of origination. As a result, the delinquency ratio over 90 days registered a fall of 0.3 p.p. in the quarter, with emphasis on the reduction of 0.4 p.p. in the indicators of Individuals and Micro, Small and Medium-sized Enterprises.

The net interest income contracted in 1Q24, mainly reflecting the reduction in the client NII, which is pressured by the credit mix with a smaller spread, and by the lower volume of transactions with Micro and Small-sized Enterprises. The prospect of NII improvement is clearer for the second half of the year.

The fee and commission income reached R$8.9 billion in 1Q24. Also, a positive highlight was the performance of consortia and loan operations. The reduction compared to 4Q23 is related to seasonal effects, such as cards income.

The performance of insurance operations was, again, one of the positive highlights of the quarter, with an ROAE of 19.8%, rising 1.6 p.p. compared to 1Q23. The operating income from insurance was R$4.0 billion (+8.9% vs. 1Q23) and net income reached R$2.0 billion (+10.2% vs. 1Q23), marked by the reduction of the claims ratio and administrative efficiency, increase in revenues, and as a consequence, improvement of the combined ratio. We believe that the prospects remain positive for the rest of 2024.

Tier I capital ratio closed the quarter at 12.7%, increasing 0.2 p.p. compared to the same period of the previous year, but falling 0.5 p.p. from December 2023, mainly due to the increase in intangible assets and mark-to-market effects. In the quarter, we allocated R$2.6 billion in Interest on Own Capital to shareholders.

We began the implementation of the strategic plan accelerating the transformation of the bank. We set up the transformation office, with resources 100% dedicated to work fronts. In the area of people and organizational structure, we are strengthening the teams, increasing synergy, and reinforcing business units such as technology and credit, to name a few examples. We are adjusting our physical presence, aiming to improve the way of serving: We closed traditional branches, opened companies branches – with 122 units in operation – and added more correspondent banking to Bradesco Expresso. The benefits of the strategic plan will be seen in our operational income, partly in 2024, and on a larger scale from 2025 onwards.

Finally, we want to highlight our sustainability strategy. We are one of the leaders of the Carbon Disclosure Project (CDP) index, considered a benchmark for Climate Change Reporting, with a rating above the global average in the sector of financial services, which reinforces our commitment to sustainable development. On the climate agenda, we are committed to raising awareness and the financing of our clients in the transition to a greener, more inclusive low-carbon economy. To strengthen this performance, we joined the Net-Zero Banking Alliance, assuming the commitment of the decarbonization of our loan and investment portfolios to achieve zero net emissions by 2050.

Our journey is one of change, evolution, and dedication, with each step reflecting the strength and enthusiasm that has brought us here. Together with society and stakeholders, we have the power to build an even stronger Bradesco and face the future with a proactive stance, transforming challenges into opportunities.

Enjoy the Reading!

Bradesco RESULTS | 1Q24

MAIN DATA SELECTED

1Q24 vs. 4Q23 (q/q)
1Q24 vs. 1Q23 (y/y)

Recurring Net Income
R$4.2 bi
△ 46.3% (q/q) ▽ 1.6% (y/y)

Quarterly ROAE
10.2%
△ 3.3 p.p. (q/q) ▽ 0.4 p.p. (y/y)

Quarterly ER
51.1%
▽ 2.3 p.p. (q/q) △ 4.0 p.p. (y/y)

Basel – Tier I
12.7%
▽ 0.5 p.p. (q/q) △ 0.2 p.p. (y/y)

Total Net Interest Income
R$15.2 bi
▽ 6.1% (q/q) ▽ 9.0% (y/y)

Fee and Commission Income
R$8.9 bi
▽ 1.8% (q/q) △ 1.3% (y/y)

Operating Expenses
R$13.4 bi
▽ 10.5% (q/q) △ 4.4% (y/y)

Expanded Loan Portfolio
R$889.9 bi
△ 1.4% (q/q) △ 1.2% (y/y)

Individuals R$372.6 bi
△ 1.9% (q/q) △ 2.0% (y/y)

Companies R$517.4 bi
△ 1.1% (q/q) △ 0.7% (y/y)

SMEs
△ 2.3% (q/q) ▽ 1.2% (y/y)

Large Corporate
△ 0.5% (q/q) △ 1.6% (y/y)

Delinquency

15 to 90 days 4.1%
Stable (q/q) ▽ 0.5 p.p. (y/y)

Over 90 days 4.8%
▽ 0.3 p.p. (q/q) ▽ 0.3 p.p. (y/y)

Expanded ALL R$7.8 bi
▽ 25.8% (q/q) ▽ 17.9% (y/y)

Retail ALL R$7.3 bi
▽ 13.7% (q/q) ▽ 22.3% (y/y)

INSURANCE GROUP

Recurring Net Income	Quarterly ROAE	Income from operations	Revenue	Claims Ratio
R$2.0 bi	19.8%	R$4.0 bi	R$28.0 bi	78.4%
▽ 21.6% (q/q)	▽ 5.0 p.p. (q/q)	▽ 15.8% (q/q)	▽ 0.2% (q/q)	▽ 0.1 p.p. (q/q)
△ 10.2% (y/y)	△ 1.6 p.p. (y/y)	△ 8.9% (y/y)	△ 11.8% (y/y)	▽ 3.7 p.p. (y/y)

KEY HIGHLIGHTS

- Improvement of crop quality in all segments and Individual production above historical levels
- Improvement of ALL in retail and wholesale
- Reduction of the delinquency ratio over 90 days in all segments
- Control of operating expenses | Review of the footprint
- Good performance of the insurance operations

recurring net income statement

R$ million	1Q24	4Q23	1Q23	Variation % 1Q24 x 4Q23	Variation % 1Q24 x 1Q23
\\ Net Interest Income	**15,152**	**16,128**	**16,653**	**(6.1)**	**(9.0)**
- Client NII	14,522	15,432	16,965	(5.9)	(14.4)
- Market NII	630	696	(312)	(9.5)	-
\\ Expanded ALL	**(7,811)**	**(10,524)**	**(9,517)**	**(25.8)**	**(17.9)**
\\ Net Interest Margin	**7,341**	**5,604**	**7,136**	**31.0**	**2.9**
Income from Insurance, Pension Plans and Capitalization Bonds	3,997	4,745	3,669	(15.8)	8.9
Fee and Commission Income	8,861	9,028	8,746	(1.8)	1.3
Operating Expenses	(13,360)	(14,935)	(12,793)	(10.5)	4.4
Personnel Expenses	(6,368)	(6,516)	(6,031)	(2.3)	5.6
Other Administrative Expenses	(5,483)	(5,972)	(5,418)	(8.2)	1.2
Other Income / (Operating Expenses)	(1,509)	(2,447)	(1,344)	(38.3)	12.3
Tax Expenses	(1,918)	(2,077)	(1,955)	(7.7)	(1.9)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	56	134	41	(58.2)	36.6
\\ Operating Income	**4,977**	**2,499**	**4,844**	**99.2**	**2.7**
Non-Operating Income	14	67	39	(79.1)	(64.1)
Income Tax / Social Contribution	(675)	390	(499)	-	35.3
Non-controlling interests in subsidiaries	(105)	(78)	(104)	34.6	1.0
\\ Recurring Net Income	**4,211**	**2,878**	**4,280**	**46.3**	**(1.6)**
Non-Recurring Events	**-**	**(1,175)**	**-**	**-**	**-**
Provision for Restructuring	-	(570)	-	-	-
Contingent Liabilities	-	(547)	-	-	-
Impairment of Non-Financial Assets	-	(58)	-	-	-
Book Net Income	**4,211**	**1,703**	**4,280**	**-**	**(1.6)**

Profit Movement in the Quarter | R$ million



2,878
(910)
(66)
▽(976)
1,167
1,546
▽2,713
(167)
1,575
(748)
(1,064)
4,211
4Q23
Client NII
Market NII
Net Interest Income
Retail
Wholesale
Expanded ALL
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Operating Income from Insurance
Others (1)
1Q24

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

ROAE Quarterly and Accrued



%
10.6
10.9
11.0
10.0
10.2
10.6
11.1
11.3
6.9
10.2
1Q23
2Q
3Q
4Q
1Q24
Quartely
Accrued

ER / Risk-Adjusted ER



%
79.8
84.8
86.6
84.2
84.0
45.9
46.8
47.3
48.7
49.7
47.1
46.1
48.2
53.4
51.1
1Q23
2Q
3Q
4Q
1Q24
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	1Q24	4Q23	1Q23	1Q24 x 4Q23 R$	1Q24 x 4Q23 %	1Q24 x 1Q23 R$	1Q24 x 1Q23 %
\\ Net Interest Income	**15,152**	**16,128**	**16,653**	**(976)**	**(6.1)**	**(1,501)**	**(9.0)**
\\ Client NII (1)	**14,522**	**15,432**	**16,965**	**(910)**	**(5.9)**	**(2,443)**	**(14.4)**
Average Balance	710,662	718,376	723,153	(131)		(231)	
Average Rate	8.5%	8.8%	9.9%	(779)		(2,212)	
\\ Market NII (2)	**630**	**696**	**(312)**	**(66)**	**(9.5)**	**942**	**-**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Client NII

Client NII | Indicators



9.9%
9.7%
9.1%
8.8%
8.5%
4.2%
3.6%
3.8%
2.7%
3.8%
R$ billion
Total Client NII
17.0
16.7
15.8
15.4
14.5
Client NII - ALL net
7.4
6.3
6.6
4.9
6.7
1Q23
2Q
3Q
4Q
1Q24
Gross NIM Annualized
Net NIM Annualized

Product Mix – Individuals (%)

	Mar24	Dec23	Mar23	Mar24 x Mar23
\\ Individuals	**41.9**	**41.7**	**41.5**	**0.4 p.p.**
Payroll-deductible Loans	10.5	10.5	10.2	0.3 p.p.
Real Estate Financing	10.2	10.2	9.8	0.4 p.p.
Credit Card	7.8	8.2	8.2	(0.4) p.p.
Personal Loans	6.6	6.1	6.6	-
Vehicle	3.7	3.8	4.0	(0.3) p.p.
Rural Loans	2.0	1.9	1.8	0.2 p.p.
Other	1.0	1.0	1.0	-
\\ Large Corporates	**38.8**	**39.2**	**38.7**	**0.1 p.p.**
\\ SMEs	**19.3**	**19.1**	**19.8**	**(0.5) p.p.**

Change in the Client NII | R$ million



▽ 6% (-910)
△ 37% (+1,803)
15,432
(10,524)
4,908
(131)
(432)
(202)
(145)
2,713
6,711
7,811
14,522
4Q23
Expanded ALL 4Q23
Net Client NII of ALL 4Q23
Average Volume
Spread
Products Mix
Number of Days
Expanded ALL
Net Client NII of ALL 1Q24
Expanded ALL 1Q24
1Q24

The performance of the client NII between the periods is impacted by the lower average volume of operations, mainly in Micro and Small-sized Enterprises, alteration of the product mix of Individuals, increasing the share of payroll-deductible loans, real estate and rural loan within the portfolio and by the greater risk discrimination, favoring profitability by net interest income.

- In Individuals, the new loan crops already present quality and production volume higher than the previous year and the pre-pandemic period, contributing to the growth of the expanded portfolio and, consequently, of the client NII.

- In Micro and Small-sized Enterprises, the latest crops have been performing well in terms of default, but in volumes still lower than the historical levels.

- The liability margin presented a positive contribution both in the annual and quarterly comparison, with increase in volumes and improvement in the mix.

Market NII



696
630
23
1Q23
2Q
3Q
4Q
1Q24
(312)
(96)

The market NII in the periods reflects the recovery of the ALM result, highlighting the improvement of R$942 MM compared to 1Q23.

funding sources

Funds Raised and Managed

R$3.0 tri △ 1.9% q/q △ 8.5% y/y
Mar24

Funds Raised △ 7.7% y/y
Funds and Managed Portfolios △ 9.7% y/y

R$ million	Mar24	Dec23	Mar23	Variation % Quarter	Variation % 12 months
Demand Deposits	41,839	51,083	47,967	(18.1)	(12.8)
Savings Deposits	127,387	131,004	128,312	(2.8)	(0.7)
Time Deposits + Debentures	456,676	458,247	417,364	(0.3)	9.4
Borrowings and Onlending	46,977	48,751	51,123	(3.6)	(8.1)
Funds from Issuance of Securities	265,101	256,325	242,411	3.4	9.4
Interbank Deposits	1,998	2,355	1,309	(15.1)	52.6
Subordinated Debts	50,284	50,338	47,886	(0.1)	5.0
\\ Subtotal	**990,262**	**998,104**	**936,371**	**(0.8)**	**5.8**
Obligations for Repurchase Agreements	309,512	288,730	274,156	7.2	12.9
Working Capital (Own/Managed)	127,711	128,256	124,315	(0.4)	2.7
Foreign Exchange Portfolio	24,185	19,028	25,215	27.1	(4.1)
Payment of Taxes and Other Contributions	5,806	940	5,649	-	2.8
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	372,673	360,803	332,905	3.3	11.9
\\ Funds raised	**1,830,149**	**1,795,860**	**1,698,611**	**1.9**	**7.7**
\\ Investment Funds and Managed Portfolios	**1,214,293**	**1,192,511**	**1,107,422**	**1.8**	**9.7**
\\ Total Assets under Management	**3,044,442**	**2,988,371**	**2,806,033**	**1.9**	**8.5**

Loans vs. Funding

We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

In order to evaluate loan operations vs. funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	Mar24	Dec23	Mar23	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	47,644	52,023	53,616	(8.4)	(11.1)
Savings Deposits	127,387	131,004	128,312	(2.8)	(0.7)
Interbank Deposits	1,998	2,355	1,309	(15.1)	52.6
Time Deposits + Debentures	456,676	458,247	417,364	(0.3)	9.4
Funds from Financial Bills	257,579	248,956	233,600	3.5	10.3
\\ Customer Funds (1)	**891,285**	**892,585**	**834,201**	**(0.1)**	**6.8**
(-) Reserve Requirements	(124,265)	(133,722)	(103,691)	(7.1)	19.8
(-) Available Funds (Brazil)	(14,478)	(14,862)	(14,495)	(2.6)	(0.1)
\\ Customer Funds Net of Reserve Requirements	**752,543**	**744,001**	**716,015**	**1.1**	**5.1**
Borrowings and Onlending	46,977	48,751	51,123	(3.6)	(8.1)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	85,298	88,289	88,401	(3.4)	(3.5)
\\ Total Funding (A)	**884,817**	**881,042**	**855,540**	**0.4**	**3.4**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**783,095**	**771,056**	**781,455**	**1.6**	**0.2**
\\ B / A	**88.5%**	**87.5%**	**91.3%**	**1.0 p.p.**	**(2.8) p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Interbank Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

loan portfolio

expanded portfolio

R$889.9 bi

△ 1.4% q/q △ 1.2% y/y

individuals

△1.9% q/q

△2.0% y/y

companies

△1.1% q/q

△0.7% y/y

SMEs

△2.3% q/q ▽1.2% y/y

large corporate

△0.5% q/q △1.6% y/y

highlights

rural loans | individuals
△8.2% q/q △17.1% y/y

personal loans | individuals
△10.1% q/q △1.8% y/y

payroll-deductible loans | individuals
△2.1% q/q △4.5% y/y

real estate financing | individuals
△1.8% q/q △5.8% y/y

real estate financing | companies
△3.1% q/q △19.7% y/y

Bacen Portfolio vs. Expanded Portfolio

R$ million	Mar24	Dec23	Mar23	Variation % Quartely	Variation % 12 months
Individuals	366,987	360,268	361,838	1.9	1.4
Companies	269,260	266,973	280,436	0.9	(4.0)
\\ Loan Portfolio - Bacen	**636,247**	**627,240**	**642,274**	**1.4**	**(0.9)**
Sureties and Guarantees	106,823	106,229	97,828	0.6	9.2
Securities [1]	99,251	97,773	98,213	1.5	1.1
Other	47,597	46,043	40,969	3.4	16.2
\\ Expanded Loan Portfolio	**889,918**	**877,285**	**879,283**	**1.4**	**1.2**
\\ Companies	**517,362**	**511,844**	**513,972**	**1.1**	**0.7**
Large Corporates	345,659	343,997	340,096	0.5	1.6
Micro, Small and Medium-Sized Enterprises	171,703	167,847	173,876	2.3	(1.2)
\\ Individuals	**372,556**	**365,442**	**365,312**	**1.9**	**2.0**
			Without exchange variation	**1.2**	**1.3**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

Increase in the Expanded Portfolio in the quarter in all segments, highlighting the products Personal Loans and Foreign Trade Financing that grew 2 digits. In the year, growth is focused on operations with Individuals and Large Corporates. The SMEs segment continues to improve the quality of its portfolio gradually, including with growth in the net interest income. It is also important to mention the higher positioning in the year for products with guarantees, which continue to gain participation in the mix.

Changes in Expanded Loan Portfolio



R$ million
877,285
7,115
3,856
1,662
889,918
56%
31%
13%
Representativeness
Dec23
Individuals
SMEs
Large Corporates
Mar24

R$31 bi of **credits released** in 1Q24 through digital channels, with emphasis on payroll-deductible loans.

(Total of R$78 billion in credits released in 1Q24).

loan portfolio

Expanded Loan Portfolio by Client Profile, Product and Currency

R$ million	Mar24	Dec23	Mar23	Variation % Quarter	Variation % 12 months
\\ Individuals	**372,556**	**365,442**	**365,312**	**1.9**	**2.0**
Consumer Financing	**254,829**	**250,370**	**254,769**	**1.8**	**-**
Payroll-deductible Loans	93,727	91,838	89,725	2.1	4.5
Credit Card	69,012	71,928	72,294	(4.1)	(4.5)
Personal Loans	58,993	53,578	57,974	10.1	1.8
CDC/Vehicle Leasing	33,097	33,025	34,776	0.2	(4.8)
Real Estate Financing	**91,038**	**89,399**	**86,061**	**1.8**	**5.8**
Other Products	**26,689**	**25,673**	**24,481**	**4.0**	**9.0**
Rural Loans	18,097	16,726	15,460	8.2	17.1
Other	8,592	8,947	9,021	(4.0)	(4.8)
\\ Companies	**517,362**	**511,844**	**513,972**	**1.1**	**0.7**
Working Capital	127,207	130,528	141,782	(2.5)	(10.3)
Foreign Trade Finance	43,506	36,875	46,615	18.0	(6.7)
Real Estate Financing	25,305	24,538	21,147	3.1	19.7
BNDES/Finame Onlendings	15,136	16,771	16,208	(9.7)	(6.6)
CDC/Leasing	27,703	27,331	27,128	1.4	2.1
Rural Loans	32,504	34,610	23,987	(6.1)	35.5
Sureties and Guarantees	106,236	105,247	97,236	0.9	9.3
Securities	99,251	97,773	98,213	1.5	1.1
Other	40,513	38,172	41,656	6.1	(2.7)
\\ Expanded Loan Portfolio	**889,918**	**877,285**	**879,283**	**1.4**	**1.2**
Real	821,193	814,517	822,749	0.8	(0.2)
Foreign Currency	68,725	62,768	56,534	9.5	21.6


Portfolio Mix
%
42.4
19.7
37.9
39.8
20.7
39.5
39.8
19.8
40.4
39.2
19.1
41.7
38.8
19.3
41.9
2020
2021
2022
2023
Mar24
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals


Product Mix Companies
Mar24
Working Capital
25%
Sureties and Guarantees
21%
Securities
19%
Foreign Trade Finance
8%
Rural Loans
6%
Other
21%

loan portfolio

Real Estate Financing



Portfolio
R$ billion
▲ 8.5%
107.2
108.7
111.3
113.9
116.3
21.1
22.2
23.4
24.5
25.3
86.1
86.5
87.9
89.4
91.0
Mar23
June
Sept
Dec
Mar24
Individuals
Companies



Origination
R$ million
▲ 13.7%
6,060
4,307
5,889
7,795
6,889
2,009
1,734
2,472
3,980
2,266
4,050
2,573
3,416
3,815
4,623
1Q23
2Q
3Q
4Q
1Q24
Borrower
Builder

Profile of the Individual Portfolio – Origination 1Q24

Average term: **357 Months**

R$760 Thousand	R$471 Thousand	62.0%	51.2%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)



Units Financed
▲ 0.2%
15,092
10,586
12,720
18,971
15,116
6,572
4,736
5,569
10,892
6,523
8,520
5,850
7,151
8,079
8,593
1Q23
2Q
3Q
4Q
1Q24
Borrower
Builder

Payroll-Deductible Loans



Portfolio
%
60.7
61.4
62.0
63.2
61.4
R$ billion
89.7
89.8
90.5
91.8
93.7
88.6
91.1
46.9
50.2
54.3
58.4
61.9
41.7
38.7
35.2
32.0
29.2
11.5
11.1
10.5
9.6
8.9
Mar23
June
Sept
Dec
Mar24
Digital Channels %
Branches Network %
Correspondent %
Payroll-deductible Loans / Personal Loans + Payroll-deductible Loans



Distribution of the Portfolio by Sector
%
49.5
50.6
50.6
5.3
5.2
5.0
45.2
44.2
44.4
Mar23
Dec23
Mar24
Public Sector
Private Sector
Social Security National Institute (INSS)

Consigned Market Share | **14.5%**

16.5%	11.5%	13.5%
Social Security	Private	Public

Reference date: Feb24.

The portfolio continues to grow, mainly in the public sector. Much of this growth is originated by operations carried out in digital channels, whose portfolio balance evolved 38% in 12 months, representing about 62% of the total portfolio.

Vehicle Financing


Portfolio
R$ billion
62.7
60.9
60.6
60.9
61.5
27.5
27.0
27.2
27.6
28.0
35.1
33.9
33.4
33.3
33.4
Mar23
June
Sept
Dec
Mar24
Individuals
Companies


Distribution of the Portfolio by Product
%
1.4
7.4
Mar24
91.2
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio Distribution | By Economic Sector

R$ million	Mar24	%	Dec23	%	Mar23	%
\\ Economic Sector						
\\ Public Sector	**13,681**	**1.5**	**14,385**	**1.6**	**13,436**	**1.5**
Petrol, Derived and aggregated activities	5,888	0.7	6,545	0.7	7,250	0.8
Production and Distribution of Electricity	7,668	0.9	7,730	0.9	5,443	0.6
Other sectors	125	-	110	-	743	0.1
\\ Private Sector	**876,237**	**98.5**	**862,900**	**98.4**	**865,847**	**98.5**
Companies	**503,681**	**56.6**	**497,458**	**56.7**	**500,535**	**56.9**
Services	104,327	11.7	103,844	11.8	99,325	11.3
Retail	44,961	5.1	47,440	5.4	52,725	6.0
Transportation and Concession	41,770	4.7	44,126	5.0	38,071	4.3
Real estate and Construction Activities	32,154	3.6	31,467	3.6	32,662	3.7
Wholesale	25,101	2.8	22,967	2.6	26,923	3.1
Food products	20,448	2.3	19,487	2.2	23,213	2.6
Automotive	10,954	1.2	10,364	1.2	12,327	1.4
Other Sectors	223,966	25.2	217,763	24.8	215,289	24.5
Individuals	**372,556**	**41.9**	**365,442**	**41.7**	**365,312**	**41.5**
\\ Total	**889,918**	**100.0**	**877,285**	**100.0**	**879,283**	**100.0**

loan portfolio

Portfolio by Debtors

Diversification strategy, with no relevant concentrations.


%
29.3
29.9
30.5
27.6
26.9
22.9
23.4
24.1
21.5
21.0
14.6
14.8
15.2
13.2
13.0
9.6
10.0
10.1
8.7
8.4
1.4
1.5
1.6
1.4
1.5
Mar23
June
Sept
Dec
Mar24
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Salaries [1]

%	Mar24	Dec23	Mar23
1 to 30 days	11.8	12.1	11.5
31 to 60 days	6.0	6.3	7.4
61 to 90 days	5.5	5.5	6.0
91 to 180 days	10.9	10.2	11.1
\\ Short-Term	**34.2**	**34.1**	**35.9**
181 to 360 days	14.1	14.4	14.3
Over 360 days	51.7	51.5	49.8
\\ Medium / Long-Term	**65.8**	**65.9**	**64.1**

(1) Only normal course operations of the Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating

As a consequence of the process of loan concession and improving new crops, **98% of the new operations** in 12 months were classified in the AA-C ratings, noting that, currently, more than **90% of our operations** are classified in these risk ranges.

Changes in Expanded Loan Portfolio by Rating between March 2023 and 2024	Total Credit on March 2024		New Customers between April 2023 and March 2024	
Rating	R$ million	%	R$ million	%
AA - C	802,596	90.2%	63,407	98.0%
D	19,694	2.2%	334	0.5%
E - H	67,628	7.6%	966	1.5%
\\ Total	**889,918**	**100.0%**	**64,707**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (In %)

Customer Profile	Mar24			Dec23			Mar23		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	93.7	1.5	4.8	92.9	1.7	5.3	93.0	0.3	6.7
Micro, Small and Medium-Sized Enterprises	87.3	2.2	10.5	86.2	2.3	11.4	86.0	3.3	10.7
Individuals	88.3	2.8	8.9	87.6	2.7	9.7	86.0	4.2	9.8
\\ Total	**90.2**	**2.2**	**7.6**	**89.4**	**2.3**	**8.3**	**88.7**	**2.5**	**8.8**

expenses with expanded ALL

R$ million	1Q24	4Q23	1Q23	Variation % 1Q24 x 4Q23	Variation % 1Q24 x 1Q23
ALL Expenses	(8,435)	(9,156)	(9,726)	(7.9)	(13.3)
Income from Credit Recovery	1,288	1,413	930	(8.8)	38.5
Impairment of Financial Assets	(25)	(1,742)	(281)	(98.6)	(91.1)
Granted Discounts / Other [1]	(639)	(1,039)	(440)	(38.5)	45.2
\\ Expanded ALL	**(7,811)**	**(10,524)**	**(9,517)**	**(25.8)**	**(17.9)**

(1) Includes the result with BNDU, provision for sureties and guarantees and other.



Expanded ALL / Expanded Loan Portfolio
%
4.3
4.8
4.2
4.8
3.5
Expanded ALL
R$ billion
9.5
10.3
9.2
10.5
7.8
1Q23
2Q
3Q
4Q
1Q24
Expanded PDD (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

- Improvement of the quality of the crops
- Product Mix
- Efficiency in the collection



ALL - Retail
R$ billion
▽13.7% (q/q)
▽22.3% (y/y)
9.4
10.1
8.8
8.5
7.3
1Q23
2Q
3Q
4Q
1Q24

The reduction of the Expanded ALL in the periods reflects the best quality of the new crops in the retail operations (Individual and Companies), in line with the actions of credits implemented, greater collection efficiency, lower expenses whit discounts granted and reduction in provisions in the wholesale segment. In retail of companies there was an improvement in the quality of the new crops.

Delinquency Ratios

Total ratio over 15 to 90 days
improvement of 0.5 p.p. y/y

Total ratio over 90 days
improvement of 0.3 p.p. y/y

Improvement of the indicator over 90 days in all segments for the third consecutive quarter, highlighting the reduction in the segments of Individuals and Micro, Small and Medium Enterprises, in line with the quality of new crops that tend to present a lower level of delinquency.

The delinquency between 15 to 90 days showed a reduction in the annual comparison and stability in the quarter. In Individuals, the increase in the indicator is impacted mainly by the seasonality of the period.

15 to 90 days - %


4.9
4.9
4.9
5.2
5.5
5.3
5.1
4.9
5.2
3.8
3.9
3.8
4.9
5.1
4.9
4.5
4.6
4.4
3.6
3.6
3.6
4.1
4.6
4.4
4.1
4.1
4.1
0.2
-
0.1
0.1
1.4
1.3
0.5
1.3
0.4
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Over 90 days - %


4.4
4.8
5.1
5.5
6.3
7.0
7.2
6.8
6.4
3.6
3.9
4.5
5.3
6.2
6.7
6.6
5.9
5.5
3.2
3.5
3.9
4.3
5.1
5.7 (1)
5.6 (1)
5.1 (1)
4.8 (1)
0.1
0.1
0.1
0.1
0.2
0.7 (2)
0.6 (2)
0.6 (2)
0.6 (2)
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Considering Large Corporate Client 100% provisioned: **(1)** 5.9%, 6.1%; 5.2% and 5.0%; and **(2)** 1.9%, 3.2%; 1.1%; and 1.5%.

Renegotiated portfolio

Our renegotiated portfolio reduced by 1% in the quarter, representing 6.1% of the Bacen portfolio. We maintain the robust levels of provision for this portfolio, since the existing provision represents 2.4 times the total past due receivables over 90 days in this portfolio.

Evolution of the balance of the Portfolio

R$ billion


30.3
36.4
38.0
39.0
39.1
38.8
4.5
4.6
4.2
4.3
4.2
4.2
25.8
31.8
33.8
34.7
34.9
34.6
Mar22
Mar23
June
Sept
Dec
Mar24
Originated from portfolio in write-off
Originated from active portfolio

Renegotiated Portfolio / Bacen Portfolio

%


4.9
5.0
5.1
5.2
5.7
6.1
6.2
6.2
6.1
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24

Provision (ALL) / Renegotiated Portfolio

%


62.3
62.7
62.5
63.3
63.3
61.6
62.0
60.2
61.8
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24
2.4x

Delinquency ratio over 90 days | Renegotiated Portfolio

%


18.7
18.2
19.8
21.6
23.1
23.7
23.5
22.9
25.3
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24

loan indicators

Coverage Ratios and Provision

Coverage Ratio - %



384
327
298
310
278
244
239
264
260
235
218
201
204
182
164
155
165
164
105
101
98
105
99
92
87
86
85
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Coverage Ratio over 90 Days
Total ALL / Portfolio Overdue for over 90 Days + Renegotiation

Portfolio in Arrears



R$ million
24,904
27,648
30,108
34,269
40,351
43,511
43,710
38,241
37,631
20,031
22,366
25,076
28,277
32,906
36,773
38,109
32,597
31,546
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Composition of the Provision



%
7.6
7.7
7.8
8.8
9.3
9.6
9.4
8.6
8.1
R$ million
47,149
48,790
50,334
57,741
60,032
60,196
59,137
53,901
51,643
9,390
8,749
9,743
11,081
9,397
7,013 *
5,683
5,774
6,175
20,373
21,309
19,799
22,809
21,880
20,728
19,275
17,740
16,372
17,386
18,732
20,792
23,850
28,756
32,455
34,179
30,387
29,097
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24
Expected Losses
Incurred Losses
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

* In June 2023, the provision of a Large Corporate client, 100% provisioned in December 2022, was moved from supplementary provision to specific provision.

loan indicators

NPL Creation | 90 Days vs. Write-offs

The NPL Creation in relation to the portfolio showed an improvement of 0.5 p.p. compared to 1Q23, with a reduction in all segments, highlighting the lowest generation of default in 25.2% in the Individual portfolio and 26.5% in SMEs. In the last four quarters, our average level of provision (gross ALL) for new defaults was 99%.



NPL Creation
R$ million
81%
90%
92%
114%
98%
1.9%
1.8%
1.6%
1.3%
1.4%
11,995
11,571 (1)
9,987 (2)
8,066 (3)
8,643 (4)
7,661
7,235
6,473
5,059
5,732
3,886
3,615
3,325
2,895
2,856
448
722
189
112
55
1Q23
2Q
3Q
4Q
1Q24
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals
NPL Creation / Bacen Portfolio
Gross ALL Expenses /NPL Creation - 90 days

With Large Corporate client 100% provisioned: **(1)** R$13.0 bi; **(2)** R$11.7 bi; **(3)** R$8.6 bi; and **(4)** R$9.7 bi.

N.B.: There were no active portfolio loan transfers in the quarter.



Write-offs
R$ million
7,366
9,134
10,314
14,092
10,743
4,524
6,066
6,970
7,305
6,836
2,536
2,849
3,127
3,541
3,317
306
218
216
3,245
589
1Q23
2Q
3Q
4Q
1Q24
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

R$ million	1Q24	4Q23	1Q23	Variation % 1Q24 x 4Q23	Variation % 1Q24 x 1Q23
Card Income	3,718	3,802	3,620	(2.2)	2.7
Checking Account	1,670	1,659	1,848	0.7	(9.6)
Asset Management	813	820	780	(0.9)	4.2
Consortia	648	607	570	6.8	13.7
Loans Operations	606	594	549	2.0	10.4
Collections and Payments	504	511	559	(1.4)	(9.8)
Custody and Brokerage Services	342	344	340	(0.6)	0.6
Capital Market / Financial Advisory Services	205	305	145	(32.8)	41.4
Other	355	386	335	(8.0)	6.0
\\ Total	**8,861**	**9,028**	**8,746**	**(1.8)**	**1.3**
\\ Business Days	**61**	**61**	**63**	**-**	**(2)**

Card Income

The amount transacted on credit cards surpassed the R$80.5 billion mark, and revenues rose 2.7% in 12 months, representing more than 40% of total service provision. Of total revenues, 46% comes from high-income cards, with an increase of 11% in 12 months, reflecting the strategy to strengthen this area.

Volume Traded - Credit Cards

R$ million



79,779
78,810
80,170
79,601
80,522
1Q23
2Q
3Q
4Q
1Q24

Checking Account

Maintenance of revenue in the quarter and reduction in the year, according to the strategy of portfolio adequacy to the client profile, aiming increasingly to offer the best services and solutions to our more than 38.3 million checking account holders.

Checking Account Holders

In million



38.3
38.3
38.3
38.1
38.3
1Q23
2Q
3Q
4Q
1Q24

Loans Operations

Growth in the periods reflects the highest levels of production, mainly in operations with Companies and higher revenues with commissions on guarantees provided (sureties and guarantees).

Asset Management

Increase in revenues in the annual comparison (1Q24 vs. 1Q23), with evolution of the net funding in the quarter in several business lines. This performance reflects our efforts in adding value to clients by strengthening the team of specialists able to provide consulting and offer appropriate products, creating strategic partnerships and capturing market opportunities. In the quarterly comparison, the revenue remained stable, even in face of the highest performance revenues in the previous quarter.

For the third consecutive time, we were recognized as Best Bank to Invest with. (IstoÉ Dinheiro Magazine).

Market Share
16.3%

Investments Funds and Managed Portfolios

R$ billion



▲ 10%
1,107
1,129
1,156
1,193
1,214
Mar23
June
Sept
Dec
Mar24



fee and commission income


Number of Outstanding Consortium Quotas
In thousands
1,533
1,497
1,525
1,531
1,531
1,127
1,100
1,125
1,139
1,134
156
150
153
149
149
251
247
247
243
248
1Q23
2Q
3Q
4Q
1Q24
Real Estate
Trucks
Auto

Market Share
Auto 25.1% | Real Estate 14.0%

Consortia

Increase in revenues in the quarterly and annual comparison, and maintenance in the amount of active quotas, emphasizing the leadership in the segments of real estate and personal property.

Key highlights of 1Q24:

- More than 56 thousand quotas contemplated (R$3.6 billion concessions in letter of credit);
- Agro Bradesco Consortium had revenues of more than R$500 million in 1Q24, a growth of 60% vs. 1Q23; and
- Income from digital sales grew more than 32% compared to 1Q23.

Capital Market / Financial Advisory Services

The quarter results reflect efforts in capturing business opportunities in the capital market in all segments. We advised in 104 operations in 1Q24, totaling R$114 billion in volume of transactions. Below are the main highlights by segment:

Fixed Income: Advisory services and structuring of 97 transactions with a volume of R$103 billion.

Variable Income: Coordination and distribution of two operations with a volume of R$3 billion.

Mergers and Acquisitions: Advisory services in five transactions, totaling R$8 billion.

Custody - In the 1Q24, we registered over R$2.3 trillion of assets under custody, a growth of 11% in 12 months.


Assets under Custody
R$ billion
▲ 11%
2,119
2,188
2,227
2,337
2,351
1Q23
2Q
3Q
4Q
1Q24

operating expenses

The strategy of adapting our cost of serving has presented positive results that led us to a variation of 4.4% in 12 months, below the guidance floor, even considering our largest investments in technology, development and infrastructure that impact depreciation and amortization expenses.

R$ million	1Q24	4Q23	1Q23	Variation % 1Q24 x 4Q23	Variation % 1Q24 x 1Q23
\\ Personnel Expenses	**(6,368)**	**(6,516)**	**(6,031)**	**(2.3)**	**5.6**
Payroll, Social Charges, Benefits and Training	(5,338)	(5,407)	(4,941)	(1.3)	8.0
Management and Employee Profit Sharing	(617)	(717)	(711)	(13.9)	(13.2)
Terminations Costs and Provision for Labor Claims	(413)	(392)	(379)	5.4	9.0
Total Administrative Expenses	**(5,483)**	**(5,972)**	**(5,418)**	**(8.2)**	**1.2**
Administrative Expenses	**(4,369)**	**(4,884)**	**(4,383)**	**(10.5)**	**(0.3)**
Outsourced Services	(1,276)	(1,518)	(1,285)	(15.9)	(0.7)
Data Processing and Communication	(979)	(980)	(1,060)	(0.1)	(7.6)
Facilities[1]	(669)	(696)	(653)	(3.9)	2.5
Financial System Services	(305)	(327)	(288)	(6.7)	5.9
Advertising and Marketing	(334)	(542)	(287)	(38.4)	16.4
Transportation	(192)	(201)	(196)	(4.5)	(2.0)
Other [2]	(614)	(620)	(614)	(1.0)	-
Depreciation and Amortization	**(1,114)**	**(1,088)**	**(1,035)**	**2.4**	**7.6**
\\ Other Operating Expenses Net of Revenue	**(1,509)**	**(2,447)**	**(1,344)**	**(38.3)**	**12.3**
Expenses with Marketing of Cards	(530)	(616)	(469)	(14.0)	13.0
Civil and Tax Contingencies	(583)	(835)	154	(30.2)	-
Claims	(122)	(182)	(153)	(33.0)	(20.3)
Other	(274)	(814)	(876)	(66.3)	(68.7)
\\ Total Operating Expenses	**(13,360)**	**(14,935)**	**(12,793)**	**(10.5)**	**4.4**

(1) Contemplates Asset Maintenance and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels and Materials.

85.6 thousand employees

Personnel Expenses – Reduction in the quarter, due to the seasonality at the beginning of the year as well as the movement of staff in the periods. In 12 months, the increase is a reflection of the effect of the collective bargaining agreement, with a readjustment of 4.58% on the wages and benefits from September 2023.

There was a reduction of 588 employees in the quarter, already including reinforcements in our team of investment and development and technology experts.

Administrative Expenses – Administrative expenses showed a performance below the inflation for the period, reflecting our strict control of expenses and efficiency gains that can be observed in almost all lines, highlighting third-party services and data processing, as well as the initial capture of part of the effects of our optimization strategy of cost to serving, with lower expenses with facilities, transport, security and surveillance, and rentals. It is worth noting that among the strategic movements of review of our footprint, we are advancing in the expansion of our branches, companies & businesses, focused on the companies public with revenues of up to R$50 million, which have exclusive service, efficient and specialized with more agility in the provision of products and services, aiming at operational efficiency and more profitable businesses. In total, 122 units have already been inaugurated, with presence throughout Brazil, and 60% of our selected client base are already served in this model.

Branches / Business Units / Service Centers


8,317
7,773
7,527
7,477
7,388
7,173
4,396
4,119
4,009
3,958
3,873
3,667
973
799
731
765
820
802
2,948
2,855
2,787
2,754
2,695
2,704
Mar22
Mar23
June
Sept
Dec
Mar24
Branches
Business Units
Service Centers

Other Operating Expenses, Net of Income – The variations in the quarters reflect mainly the movements in civil and fiscal contingencies, lower expenses with card commercialization in the quarter and lower expenses with operational provisions, observed both in financial activities and in insurance activities.

dynamics of the insurance business

1Q24

Net Income
R$2.0 billion
+10.2% y/y

ROAE
19.8%

Revenues from Insurance Premiums, Social Security Contributions and Capitalization Revenues
R$28 billion
+11.8% y/y

Grupo Bradesco Seguros registered an 11.8% increase in revenues from insurance premiums, social security contributions and capitalization revenues in 1Q24, compared to the same period in 2023, totaling R$28 billion. The net income reached R$2.0 billion (+10.2% vs. 1Q23), with an ROAE evolution from 18.2% to 19.8%.

The evolution of revenues from insurance premiums, social security contributions and capitalization revenues and the improvement of the claims ratio and marketing indexes contributed to the advancement of the income of operations, which reached R$4.0 billion in the quarter (+8.9% vs. 1Q23).

The Group's technical provisions grew by 11.9%, reaching R$372.7 billion, with emphasis on the Social Security, Life and Health lines. Financial assets evolved 11.3% to R$392.6 billion. In compensation and benefits, R$13.1 billion was paid in 1Q24 (+6.2% vs. 1Q23).

The company intensified its focus on efficiency, process improvement, expense management across all lines of business and the use of new tools to improve client and broker journeys. In the first quarter, earnings from premiums, social security contributions and capitalization revenues of products marketed by self-contracting in digital channels reached R$1.3 billion, reaching 1.1 million items, with a growth of 43.5% in the amount of business.

Among the companies that are part of the Group, Bradesco Saúde conquered, for the fourth consecutive year, the first place in the category Health Plan of the research "The Most Beloved of Rio" of the Veja Rio magazine, in partnership with technology company Mind Miners. With a case related to the use of artificial intelligence and facial biometrics in Bradesco Saúde's repayment requests, the Group was elected one of the 100 most innovative companies in the use of Information Technology in the annual evaluation.

Bradesco Vida e Previdência has continued to invest in the increase in the activation of market brokers that work with personal insurance and private pension, a number that approached six thousand in the last 12 months, with consistent growth, quarter on quarter.

As for longevity, a field in which it is a pioneer and reference, Bradesco Vida e Previdência launched the Familiaridades portal, which aims to stimulate the exchange of intergenerational experiences in Brazilian families, seeking to contribute to the formation and future of children and adolescents. The portal conquered the traditional Best Marketing Award.

In terms of products, the three new life insurance launches in November 2023 reached more than R$500 million in earned premiums in the first quarter, representing approximately 30% of the Group's new life insurance sales.

In private pension, it is important to highlight the continuity of satisfactory performance in net fundraising, which exceeded R$1 billion in the first quarter.

In the Auto Insurance segment, to optimize the customer experience, Bradesco Seguros launched the Sinistro Auto Conectado (SAC), a more strategic and proactive new model in which 100% of the car insurance claims can be conducted online. Technology with humanization in service throughout the process stages will allow a better adaptation to the needs of the client.

In Property & Casualty, the company launched the "Bradesco Pré-Formatado Equipamento Agro", a product aimed at protecting agricultural equipment exclusively for bank clients.

Bradesco Capitalização innovated by launching Max Prêmios Instantâneos, a journey that allows the client to win awards immediately: when purchasing the product in the Bradesco App, it receives a digital card to "scratch" and know immediately if they won. The product also provides the possibility to compete for weekly and special prizes, as well as access to exclusive discounts and cashbacks through the Max Club portal.

statement of income from insurance

R$ million	1Q24	4Q23	1Q23	Variation % 1Q24 x 4Q23	Variation % 1Q24 x 1Q23
\\ Income Statement					
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	16,207	16,281	15,046	(0.5)	7.7
Retained Claims	(11,626)	(11,549)	(11,076)	0.7	5.0
Capitalization Bond Draws and Redemptions	(1,387)	(1,378)	(1,361)	0.6	1.9
Selling Expenses	(1,007)	(814)	(963)	23.7	4.6
Financial Results	1,810	2,204	2,023	(17.9)	(10.5)
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**3,997**	**4,745**	**3,669**	**(15.8)**	**8.9**
Fee and Commission Income	455	442	436	2.9	4.3
Personnel Expenses	(538)	(556)	(487)	(3.2)	10.5
Other Administrative Expenses	(510)	(555)	(436)	(8.1)	16.9
Others	(108)	(220)	(256)	(50.9)	(57.8)
\\ Operating Income	**3,296**	**3,856**	**2,926**	**(14.5)**	**12.6**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,346)	(1,370)	(1,155)	(1.7)	16.5
\\ Recurring Net Income	**1,950**	**2,486**	**1,770**	**(21.6)**	**10.2**
Life and Pension Plans	1,142	1,412	1,085	(19.1)	5.2
Health	320	307	110	4.2	191.9
Capitalization Bonds	180	186	179	(3.1)	0.9
Property & Casualty and Others	308	580	397	(46.9)	(22.3)
\\ Selected Asset Data					
Total Assets	422,519	410,665	381,342	2.9	10.8
Securities	392,643	381,323	352,628	3.0	11.3
Technical Provisions	372,673	360,803	332,905	3.3	11.9
Shareholder's Equity (1)	36,662	40,418	33,709	(9.3)	8.8

(1) In March 2024, the shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$23,840 million.
Note: The minimum capital required (MCR) totaled R$13.5 billion in March 2024.

Income from insurance operations at high levels, with a growth of 8.9% vs. 1Q23



Net Income and ROAE
%
18.9
18.2
24.5
23.9
24.8
19.8
R$ million
1,601
1,770
2,372
2,354
2,486
1,950
524
568
323
186
1,085
397
110
179
1,494
486
243
150
1,301
606
262
186
1,412
580
307
186
1,142
308
320
180
1Q22
1Q23
2Q
3Q
4Q
1Q24
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

In the first quarter of 2024, the income from Insurance, Pension plans and Capitalization operations, in comparison with the same period in 2023, showed a growth of 8.9%, a result from the evolution of 11.8% in revenues from insurance premiums, social security contributions and capitalization revenues and the improvement of the claims ratio and marketing index.

Performance 1Q24 vs. 1Q23	Revenues	Claims	Marketing Index	Financial Results
Life and Pension Plans	△	△	▽	▽
Health	△	▽	▽	▽
Capitalization Bonds	△	-	-	▽
Property & Casualty and Others	▽	▽	△	△

We also highlight the increase in the commercialization of products using the features available in the digital channels, whose revenues from insurance premiums, social security contributions and capitalization revenues in 1Q24 surpassed R$1.3 billion.

revenues from insurance premiums, social security contributions and capitalization revenues and operating income from insurance

Revenues From Premium, Pension Contributions and Capitalization Revenues – Revenue and Administrative Efficiency Ratio


%
3.7
3.7
3.5
3.6
3.7
4.1
3.7
3.8
3.7
R$ million
22,114
23,645
25,149
24,495
24,997
25,463
28,165
27,999
27,951
10,598
1,717
1,593
8,206
11,416
2,086
1,569
8,574
11,870
2,429
1,719
9,131
11,168
2,312
1,488
9,527
11,338
2,135
1,574
9,949
11,380
2,410
1,451
10,222
13,422
2,501
1,656
10,585
13,153
2,286
1,574
10,986
13,169
2,097
1,582
11,103
1Q22
2Q
3Q
4Q
1Q23
2Q
3Q
4Q
1Q24
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Capitalization Bonds
Health
Administrative Efficiency Ratio

Retained Claims


%
79.7
80.9
80.5
80.2
82.1
81.1
80.9
80.3
78.4
R$ million
8,791
19,048
29,050
39,417
11,076
22,166
33,721
45,269
11,626
3M22
6M22
9M22
12M22
3M23
6M23
9M23
12M23
3M24
Retained Claims
Claims

Income From Insurance, Pension Plans and Capitalization Bonds


R$ million
3,286
1,639
1,647
3,707
1,959
1,748
3,469
1,460
2,009
4,300
2,241
2,059
3,669
2,023
1,646
4,841
2,074
2,767
4,624
1,744
2,880
4,745
2,204
2,541
3,997
1,810
2,187
1Q22
2Q
3Q
4Q
1Q23
2Q
3Q
4Q
1Q24
Operating Income
Financial Result

A 11.8% growth in revenues from premiums, social security contributions and capitalization revenues and the improvement of the claims ratio and marketing index contributed to the evolution of the income of the operations in the annual comparison.

technical provisions and insurance activity indicators

Technical Provisions

The technical provisions totaled R$372.7 billion in March 2024, an increase of 11.9% in 12 months and 3.3% in the quarter, with greater provisions in the "Health", "Life" and "Pension" segments.


R$ million
301,001
307,819
316,560
324,024
332,905
340,542
349,569
360,803
372,673
271,918
277,831
286,047
292,954
300,734
308,090
316,949
327,498
338,282
15,254
15,598
15,477
15,599
16,572
16,609
16,570
17,174
18,354
8,583
8,803
8,949
9,134
9,163
9,154
9,121
9,200
9,232
5,246
5,587
6,087
6,336
6,435
6,689
6,930
6,931
6,805
Mar22
June
Sept
Dec
Mar23
June
Sept
Dec
Mar24
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Marketing Index


Combined Ratio
%
90.5
91.2
89.2
91.8
93.0
91.2
91.3
89.4
89.1
101.4
102.7
101.3
103.5
104.5
101.3
103.0
99.9
100.2
100.2
96.4
90.9
91.1
95.4
93.5
90.1
90.3
95.1
55.8
60.9
55.1
62.8
59.5
63.3
62.4
58.5
54.8
1Q22
2Q
3Q
4Q
1Q23
2Q
3Q
4Q
1Q24
Life
Health
Auto/P&C
Total (1)

(1) Excluding additional reserves.


Claims Ratio
%
82.1
80.2
80.5
78.5
78.4
94.6
91.5
92.4
89.8
89.7
58.7
59.4
57.3
53.2
55.3
42.2
41.3
43.4
42.1
38.9
38.4
36.8
29.1
33.9
35.0
1Q23
2Q
3Q
4Q
1Q24
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total


Marketing Index
%
7.1
7.0
6.8
6.6
6.7
19.1
19.7
18.9
19.1
19.3
16.3
16.3
16.4
16.2
15.9
14.8
14.8
14.9
15.1
14.8
4.1
4.0
3.7
3.6
3.8
1Q23
2Q
3Q
4Q
1Q24
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Number of Contracts by Type of Risk – Life, Personal Accidents, Loss of Income and Proposals for Pension Plans


In thousand
34,585
2,943
31,642
30,838
2,948
27,890
29,642
2,971
26,671
28,264
2,996
25,268
27,691
3,031
24,660
Mar23
June
Sept
Dec
Mar24
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,999
111
3,888
3,892
111
3,781
3,871
110
3,761
3,856
108
3,748
3,755
107
3,648
Mar23
June
Sept
Dec
Mar24
Company Health Plans
Individual Health Plans

Number of Auto/P&C Policyholders


In thousand
3,042
1,532
1,510
3,030
1,507
1,523
3,003
1,492
1,511
3,031
1,546
1,485
2,972
1,523
1,449
Mar23
June
Sept
Dec
Mar24
Auto/Optional Third-Party Liability
P&C

Number of Clients (Capitalization Bonds)


In thousand
3,188
3,154
3,146
3,133
3,179
Mar23
June
Sept
Dec
Mar24

basel

15.4% +0.3 p.p. y/y

Basel Ratio

Tier I Capital
12.7%
+0.2 p.p. y/y

Common Equity Ratio
11.2%
+0.1 p.p. y/y

Tier I capital improvement in the 12-month comparison, mainly by the internal generation of capital (net income), which absorbed the effects of interest on own capital and prudential adjustments.

Changes in the Tier I Ratio in the quarter



%
Limits since April, 2022(1)
9.50% Tier 1
8.00% Common Equity
12.6
1.5
11.1
Mar23
1.6
Net Income
0.1
MTM of Securities - Equity Valuation Adjustments
(1.2)
Interest on Shareholders' Equity
(0.3)
Effects of Prudential Adjustments and Additional Capital
12.7
1.5
11.2
Mar24
Common Equity
Additional Capital

(1) They refer to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity.



%
15.7
13.7
1.2
12.5
2.0
Mar22
15.6
13.3
1.4
11.9
2.3
June
15.8
13.6
1.5
12.1
2.2
Sept
14.8
12.4
1.5
11.0
2.4
Dec
15.1
12.6
1.5
11.1
2.5
Mar23
15.5
12.9
1.5
11.4
2.7
June
16.0
13.4
1.6
11.8
2.5
Sept
15.8
13.2
1.6
11.7
2.6
Dec
15.4
12.7
1.5
11.2
2.6
Mar24
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

indicators, guidance & economic perspectives

	1Q24	4Q23	1Q23
\\ Main Indicators (%)			
Interbank Deposit Certificate (CDI)	2.62	2.83	3.25
Ibovespa	(4.53)	15.12	(7.16)
USD – Commercial Rate	3.20	(3.32)	(2.63)
General Market Price Index (IGP-M)	(0.91)	1.84	0.20
Extended Consumer Price Index (IPCA)	1.41	1.08	2.09
Business Days (#)	61	61	63
Calendar Days (#)	91	92	90
\\ Indicators (Closing Rate)			
USD – Commercial Rate (R$)	4.9962	4.8413	5.0804
CDS 5 years (Points)	138	133	229
Selic - Base Interest Rate (% p.a.)	10.75	11.75	13.75
BM&F Fixed Rate (% p.a.)	9.85	10.05	12.90

	2024	
Guidance	**Expected**	**Realized 1Q24**
Expanded Loan Portfolio	7% to 11%	1.2%
Net Interest Income	3% to 7%	(9.0%)
Fee and Commission Income	2% to 6%	1.3%
Operating Expenses (Personnel + Administrative + Other)	5% to 9% [1]	4.4%
Income from Insurance, Pension Plans and Capitalization Bonds	4% to 8%	8.9%
Expanded ALL - R$ billion	R$35 to R$39	R$7.8

(1) Administrative and personnel expenses grow in line with inflation.

Bradesco Forecast

%	2024	2025
USD - Commercial Rate (year-end) - R$	4.90	4.70
Extended Consumer Price Index (IPCA)	3.6	3.4
General Market Price Index (IGP-M)	2.4	2.9
Selic (year-end)	9.50	8.50
Gross Domestic Product (PIB)	2.5	2.0

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